EXHIBIT 99.10


FOR IMMEDIATE RELEASE:              CONTACT: Andrea J. Keller
June 17, 1998                                Frederick Brewing Co.
                                             888-258-7434, x120


                            Hempen Ale(TM) Nominated
                      For International Food Industry Award
               Frederick Brewing Co.'s Hemp Beer Chosen to Compete
                         for Prestigious Sial D'or Award

FREDERICK, MD -- As announced in the June issue of Progressive Grocer magazine, (circulation 70,049) Frederick Brewing Co.'s Hempen Ale(TM) has been selected as one of eight American products--representing the most distinguished products from the United States--in the competition for the international Sial D'or food industry awards.

Singled out for its commercial success and innovative character, Hempen Ale(TM) is representing the United States' entry in the alcohol beverage category and will be presented to the 33-member Sial D'or jury (one juror per participating country) on June 24-25, 1998 in Paris, France. Of the international category winners, the Global Sial D'or prize will be conferred upon the world's most outstanding product of the year.

"This is a tremendous accomplishment," said Frederick Brewing Co. President and COO Marjorie McGinnis. "And further affirmation that Hempen Ale(TM) and Hempen Gold(TM) are exciting new products that will continue to prove successful in chain and independent retail stores."

The hemp seeds used in Hempen Ale(TM) and Hempen Gold(TM) do not contain tetrahydrocannabinol (THC), the psychoactive ingredient in marijuana, although hemp and marijuana are botanically related. The U.S. Bureau of Alcohol, Tobacco and Firearms has approved both Hempen Ale(TM) and Hempen Gold(TM) for distribution.


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Sial D'or Nomination

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In 1997, Hempen Ale(TM) was awarded a bronze medal for brewing excellence in the herb/spice category at the 16th Great American Beer Festival(TM), the nation's largest and most prestigious beer event. Hempen Ale(TM) was also an award-winner at the 1997 Hemp Industries Association conference, where it was recognized by HempWorld magazine for product innovation. Most recently, readers of BarleyCorn's Bay Schooner edition, the Mid-Atlantic's leading beer trade publication, voted Hempen Ale(TM) "New Craft Beer of the Year."

Founded in 1992 with the Blue Ridge brand of beers, Frederick Brewing Co. completed an initial public offering (IPO) in 1996. In March 1997, the company moved from a converted warehouse to a purpose-built, 57,000 square foot facility. In December 1997, FBC acquired two other microbreweries, Wild Goose Brewery and Brimstone Brewing Co., creating the largest craft brewery in the Mid-Atlantic region. Today, Frederick Brewing Co.'s award-winning beers are sold in 31 states and the District of Columbia. FBC shares are traded under the NASDAQ symbol: BLUE.

Free public tours and tastings are held at Frederick Brewing Co.'s brewery every Saturday and Sunday at 1:30 p.m. Reservations are not required. Directions are available by calling the brewery at 888-258-7434, visiting the Frederick Brewing Co. website at http://www.fredbrew.com, or referring to the map on the bottom of a six-pack. Downloadable label artwork and brewery photographs are available at http://www.fredbrew.com/prphotos.

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